

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 15, 2010

William Chen
Chief Financial Officer
China Clean Energy, Inc.
Jiangyin Industrial Zone, Jiangying Town
Fuquing City, Fujian Province
People's Republic of China 350309

> **Re:** **China Clean Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-K/A Filed on June 8, 2010**
> **File No. 0-53773**

Dear Mr. Chen:

We have reviewed your amended filings and responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 7. Management's Discussion and Analysis, page 22
Liquidity and Capital Resources, page 24

1.   Please provide us an example of the expanded, comprehensive discussion of liquidity and capital resources you intend to include in future filings. The discussion should clearly outline the cash requirements for your future plans, addressing specific milestones and their expected costs. To the extent your

described plans and obligations, including the expansion of your business beyond the initial phase, the intended acquisition of a feedstock supplier, and the repayment of debt instruments and other obligations, have costs in excess of current sources of liquidity, the magnitude of this excess should be clearly disclosed and you should discuss the specific plans in place to obtain financing for the shortfall. Provide details for your plans to restrain growth or cut back existing operations, in the event you are unable to obtain additional financing.

2.   Please expand your liquidity discussion to address the underlying reasons for the significant changes in your cash flows. For example, explain why inventory and accounts payable increased significantly during the first quarter of 2010.

3.   Please disclose in future filings whether your debt agreements contain financial covenants, your compliance with such covenants, and the risks of future non-compliance.

4.   Please disclose in future filings and supplementally provide us a comprehensive explanation for the significant increases in your accounts receivable and decreases in the allowance for doubtful accounts during 2008, 2009, and the first quarter of 2010 including the following information.
   - Disclose the specific changes to your policy of what maximum credit limits may be extended to your existing customers.
   - Disclose your standard collection terms.
   - Discuss the facts and circumstances surrounding the "temporary extensions of time" to certain customers .
   - Quantify the "majority" of accounts that are within three months, and the percentage of the older accounts that are reserved within the allowance for doubtful accounts.
   - Provide a rollforward of the allowance for doubtful accounts for the interim periods where there are significant changes between periods along with an explanation for such changes.
   - Confirm that you collected in cash the amounts labeled on page 42 as "recovery of amount[s] previously reserved."
   - Describe the reasons such amounts were originally thought to be non-recoverable.
   - Tell us how much of the $1.8 million in accounts receivable outstanding as of December 31, 2009, has been collected as of the date of your response. Tell us how much of the $2.7 million in accounts receivable outstanding as of March 31, 2010 has been collected.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, Terence O'Brien, Accounting Branch Chief, at (202) 551-3355, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant